August 16, 2017

VIA EDGAR and EMAIL

Mr. Dietrich A. King

Assistant Director

Office of Financial Services

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Stifel Financial Corp.
Registration Statement on Form S-3
Filed August 11, 2017
File No. 333-219926

Dear Mr. King:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant hereby requests that the effective date of the above-captioned Registration Statement be accelerated so that such Registration Statement will be declared effective at 5:00 p.m., Eastern Daylight Time, on Thursday, August 17, 2017, or as soon thereafter as possible.

Please call Robert J. Endicott at (314) 259-2447 or Todd M. Kaye at (314) 259-2194 if you have any questions or comments. Thank you for your continued assistance.

Very truly yours,

STIFEL FINANCIAL CORP.

By:	/s/ James M. Zemlyak
Name: James M. Zemlyak
Title: President and Chief Financial Officer

cc:	David Gessert